Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive, Suite 101
Scottsdale, AZ 85260
September 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Registration Statement on Form S-1, as amended (File No. 333-289685)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Black Rock Coffee Bar, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-289685) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 11, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Scott W. Westhoff at 312-876-7605.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

Black Rock Coffee Bar, Inc.

By:	/s/ Mark Davis
Name:	Mark Davis
Title:	Chief Executive Officer and Director

cc:	Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Scott W. Westhoff, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP